[Odyssey Re Holdings Corp. Letterhead]
January 26, 2006
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Jim Rosenberg

Re:	Odyssey Re Holdings Corp. (“OdysseyRe”)
Form 10-K for fiscal year ended December 31, 2004
File No. 1-16535
Dear Mr. Rosenberg:
          I spoke today with Frank Wyman of your staff regarding OdysseyRe’s response to the comment letter, dated December 23, 2005, concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
          This letter is to confirm OdysseyRe’s request to provide its response letter by the end of the week of January 30, 2006.
          Please contact the undersigned at (203) 977-8024 or Christopher Cummings at (416) 360-2967 if you have any questions or require any further information in connection with this letter.
ODYSSEY RE HOLDINGS CORP.
/s/ Donald L. Smith
Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary

cc:	Christopher J. Cummings, Shearman & Sterling LLP